Exhibit 99.9

Kandal M Venture Limited Announces Closing of Initial Public Offering

New York, June 26, 2025 (GLOBE NEWSWIRE) -- Kandal M Venture Limited (Nasdaq: FMFC) (the “Company”), a contract manufacturer of affordable luxury leather goods with manufacturing operations in Cambodia, today announced the closing of its initial public offering (the “Offering”) of 2,000,000 Class A ordinary shares (the “Class A Ordinary Shares”) at a public offering price of $4.00 per share (the “Offering Price”). The Class A Ordinary Shares began trading on the Nasdaq Capital Market on June 25, 2025, under the symbol “FMFC.”

The aggregate gross proceeds from the Offering were $8.0 million, before deducting underwriting discounts and other related expenses. The Company intends to use the net proceeds for (i) broadening its customer base by expanding its geographical reach to other key markets, including the European markets, (ii) enhancing its production capacity, (iii) establishing a new design and development center for enhancing its product development capabilities, and (iv) additional working capital and other general corporate purposes.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 Class A Ordinary Shares at the Offering Price, less underwriting discounts.

The Offering was conducted on a firm commitment basis. Dominari Securities LLC acted as the representative of the underwriters, and Revere Securities LLC acted as the co-underwriter (collectively, the “Underwriters”) for the Offering. Loeb & Loeb LLP acted as U.S. legal counsel to the Company and The Crone Law Group, P.C. acted as legal counsel to the Underwriters for the Offering.

A registration statement on Form F-1 relating to the Offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-282786) and was declared effective by the SEC on June 23, 2025. The Offering was made only by means of a prospectus, forming a part of the registration statement, and a free writing prospectus. A final prospectus relating to the Offering was filed with the SEC on June 25, 2025 and is available on the SEC’s website at www.sec.gov. Alternatively, electronic copies of the final prospectus relating to this Offering may be obtained from Dominari Securities LLC by email at info@dominarisecurities.com, by standard mail to Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor, New York, NY 10022, or by telephone at +1 (212) 393-4500; or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by telephone at +1 (212) 688-2350.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Kandal M Venture Limited

Kandal M Venture Limited is a contract manufacturer of affordable luxury leather goods with its manufacturing operations in Cambodia. Kandal M Venture Limited primarily manufactures handbags, such as shoulder bags, crossbody bags, tote bags, backpacks, top-handle handbags, satchels, and other smaller leather goods, such as wallets.

For more information, please visit the Company’s website at www.kandalmv.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts:

Company:

Kandal M Venture Limited Investor Relations Contact:

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province,

Kingdom of Cambodia

Email: enquiry@fmfco.com.kh

Telephone: +855 23425205

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835 x2

Email: info@skylineccg.com

Website: www.skylineccg.com